

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2007

By Facsimile and U.S. Mail

Mr. C. B. Stanley
President and Chief Executive Officer
Questar Market Resources, Inc
180 East 100 South Street
P.O. Box 45601
Salt Lake City, Utah 84145-0601

> **Re:** **Questar Market Resources, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 2, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2007**
> **Filed on November 2, 2007**
> **File No. 000-30321**

Dear Mr. Stanley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 2. Properties, page 13

1.	Please expand your disclosure of the estimated future net revenues before future income taxes to refer to it as a non-GAAP measure. Please provide the disclosures required by Item 10(e) of Regulation S-K, including reconciliation to the most directly comparable GAAP measure, which appears to be the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69.

2.   We note your disclosure that your reserve replacement rate was 217 percent during the year ended December 31, 2006. In connection with this disclosure;

- Please clarify if the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities as required to by paragraph 11 of SFAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

- Please clarify whether or not the reserves used to calculate this ratio include:

    a. non-proved reserve quantities, or,

    b. proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

    a. The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

3.	We note your disclosure of finding cost per unit. Please expand your disclosure to address each of the following:

- Describe how the ratio is calculated.

- Indicate whether or not the information used to calculate this ratio should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11, 21 and 30(b) of SFAS 69.

- If the ratio does not use data determined in accordance with SFAS 69, please identify:

  o	the source of the data;

  o	indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

    - if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

    - if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

    - Note that finding and development costs include asset retirement costs. Therefore, this ratio should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

    - Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the ratio should also be included in the calculation.

  o	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

- Indicate whether or not you use non-proved reserves or a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method to calculate the ratio.

- When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

- Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

- Identify the reasons why proved reserves were added.

- As with the calculation of the reserve replacement ratio, the reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. For example, changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserves, but do not require the expenditure of additional exploration or development costs.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- Indicate whether the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

Financial Statements and Supplementary Data, page 31

General

4.   Please clarify why you have not included quarterly data pursuant to Item 302 of Regulation S-K.

Item 9A Controls and Procedures, page 59

5.   We note your disclosure that since the evaluation date, there have not been any changes in your internal controls or other factors during the most recent fiscal quarter that could materially affect such controls. It is unclear whether there were any changes in your internal control over financial reporting that occurred during your last fiscal quarter. Please revise to disclose, if true, any change in your internal control over financial that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Form 10-Q for the Quarter Ended September 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Energy Trading and Other, page 14

6.   Please clarify why your revenues for this segment declined from $174.3 million for the three months ended September 30, 2007 to $89.2 million for the three months ended September 30, 2006

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief